Exhibit 99.1
FORWARD-LOOKING STATEMENTS
     This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:
•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.
     In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this exhibit might not occur.
2010-2011 Budget
The information set forth is an extract of budget documents released by the Minister of Finance on April 6, 2010, and has not been updated since that date. The Budget was passed by the Legislature on April 27, 2010. All dollar amounts are expressed in Canadian dollars.
Budget Overview
The Province of Nova Scotia is tabling a budget in fiscal 2010—2011, with a deficit of $222.1 million. This is the first year of a four-year fiscal plan to return to a balanced budget.
Total revenues for 2010—2011, including government business enterprises’ net income of $348.6 million, are projected to be $8.7 billion, an increase of $327.8 million over the 2009—2010 estimates. Provincial source ordinary revenues are estimated to be up $409.9 million, offset by a $82.0 million decrease in federal source ordinary revenues. Other revenue sources including fees and other charges, recoveries, and sinking fund earnings are up $8.2 million.
Provincial source revenues have increased primarily as a result of increases in HST revenues of $231.6 million, income taxes of $137.1 million, tobacco tax of $24.8 million, and petroleum royalties of $22.6 million, offset by a $10.6 million decrease in the Large Corporations tax.
Federal source revenues are down from the 2009—2010 estimates due to decreases in equalization payments of $104.2 and a decrease in the Crown share adjustment payment of $45.9 million, offset by increases in the amount accrued for the Offshore Agreement of $47.2 million and increases in the Canada Health and Social Transfers of $27.9 million.
Total expenses for fiscal 2010—2011, before consolidation adjustments, are budgeted at $9.0 billion, down $49.7 million from 2009—2010. Increases in program spending for departments includes Health $212.7 million, Education $30.2 million, Community Services $25.7 million, Service Nova Scotia and Municipal Relations $12.1 million, Transportation and Infrastructure Renewal $23.0 million, and Labour and Workforce Development $22.1 million, offset by a decrease in Assistance to Universities of $395.2 million.
A Change and Innovation Fund has also been established in Treasury Board with an estimate of $15.0 million. This fund will be used to incent change and encourage departments to consider efficiencies and innovative ways of achieving their business and service objectives. It also includes $3.0 million for the Emergency Department Protection Fund and $2 million is related to the government commitment on community schools.

Spending has increased for tax credit and rebate programs, which includes $52.5 million for the Affordable Living Tax Credit and $2.3 million for the Poverty Reduction Credit.
Restructuring costs, a portion of which is for funding of wage negotiations, is down $67.4 million from 2009—2010.
The Pension Valuation adjustment has decreased by $80.5 million from the 2009—2010 estimate of $89.0 million as a result of budgeted changes to the pension plans.
Debt servicing costs are up $70.1 million as a result of an increased borrowing program.
Authority for the annual cost to acquire provincially owned assets is reflected in the tangible capital assets appropriation. Gross capital purchase requirements in 2010—2011 total $579.9 million, which includes an investment of $310.0 million in the highway system, $190.0 million for buildings, including schools, $42.6 million for information technology, $23.2 million for vehicles and equipment, and $14.1 million for land and land improvements.
In addition, capital funding has been provided to the following governmental units: $96.2 million for the District Health Authorities and IWK Health Centre, and $34.5 million for the Housing Development Corporation to leverage federal cost sharing for social housing projects.
BUDGET SUMMARY — STATEMENT OF OPERATIONS
($ thousands)

	ESTIMATE	FORECAST	ESTIMATE
	2009-2010	2009-2010	2010-2011
Consolidated Fund
Revenues
Ordinary Revenues	7,295,210	7,315,163	7,623,118
Fees and Other Charges	61,235	63,280	62,537
Ordinary Recoveries	606,895	619,180	616,284
Sinking Fund Earnings	91,623	90,838	89,092

	8,054,963	8,088,461	8,391,031

Expenses
Departmental Expenses	8,115,994	8,045,182	8,021,916
Tax Credits and Rebates	—	—	54,800
Pension Valuation Adjustment	88,990	93,123	8,448
Debt Servicing Costs	889,076	872,287	959,197

	9,094,060	9,010,592	9,044,361

	(1,039,097)	(922,131)	(653,330)

Consolidation and Accounting Adjustments for Governmental Units
Consolidated Fund Consolidation Adjustments	85,919	73,901	92,803
Health and Hospital Boards Operations	1,267	476	—
School Boards Operations	—	187	(6,035)
Special Purpose Funds	1,055	2,053	(2,870)
Other Organizations	1,966	(566)	(1,224)

	90,207	76,051	82,674

Net Income from Government Business Enterprises
Nova Scotia Gaming Corporation	128,100	129,800	116,400
Nova Scotia Liquor Corporation	217,000	217,009	223,459
Other Enterprises	11,697	10,838	8,714

	356,797	357,647	348,573

Provincial Surplus (Deficit)	(592,093)	(488,433)	(222,083)

“ESTIMATE 2009 — 2010” refers to Budget figures presented in the September 24, 2009 budget, “FORECAST 2009-2010” refers to an unaudited update on the 2009-2010 Budget, and “ESTIMATE 2010 — 201” refers to Budget figures presented in the April 6, 2010 budget.

FOUR-YEAR FISCAL PLAN
The Province of Nova Scotia faces significant financial challenges in the years ahead. Revenues will be growing at a slower rate and expenses will continue to rise steadily. Studies have shown that if nothing is done, annual deficits are likely to increase to as much as $1.4 billion by 2012—2013.
Government held extensive public consultations from January to March 2010 to educate Nova Scotians on the province’s fiscal challenges and seek input on possible solutions. More than 1,500 people participated in the “Back to Balance” dialogue, and hundreds more submitted written suggestions.
This and much other feedback were used in the formation of a fiscal plan for Nova Scotia in the medium term. Budget 2010—2011 sets out government’s plan to get the province to a surplus position by 2013—2014.
Overview—Fiscal Trends
In the face of the economic downturn, Nova Scotia’s total revenues have remained relatively flat, compared to growth of close to 5 per cent annually over the past decade. In the medium term, revenues are not projected to recover to pre-downturn growth rates.
Much of Nova Scotia’s strong revenue growth over the past decade resulted from offshore resources. For example, petroleum royalty revenues have peaked and are now declining—from $452 million in 2008—2009 to an estimated $174 million in 2010—2011.
In addition, revenues from federal sources—such as equalization and other transfers—are expected to remain flat or to decline over the medium term as the federal government struggles to contain a significant deficit. Transfer payments to the provinces make up a significant portion of the federal budget.
New government programs and services introduced over the past few years are now reaching full capacity and cost, while the revenues that originally supported the programs are diminishing.
The imbalance between spending and revenue projections was confirmed by a review of the province’s finances by Deloitte, released in August 2009, and a report of the Premier’s Economic Advisory Panel, released in November 2009, called “Addressing Nova Scotia’s Fiscal Challenge.”
The reports noted that Nova Scotia is facing a structural deficit in the years ahead and that government must consider a combination of fiscal measures to eliminate deficits. These include increasing revenues, reducing spending, and promoting economic growth over time.
In the Back to Balance dialogue, the Minister of Finance sought advice from Nova Scotians on the type of measures that would be suitable—and on the question of how soon these measures should be implemented.
Four-Year Fiscal Plan
The Government of Nova Scotia has a plan to return the province’s operating budget to a surplus position by 2013—2014. The deficit will decline from $488.4 million in 2009—2010 to $222.1 million in 2010—2011, $370 million in 2011—2012, $186.6 million in 2012—2013, and then to balance in 2013—2014.
The medium-term fiscal plan includes significant measures in the areas of spending, revenues, and economic growth:

1 Revenue measures
•	restore the Harmonized Sales Tax rate to 15 per cent

•	introduce a new income tax bracket for high-income earners
These will generate approximately $246.2 million in 2010—2011 and $361.5 million by $2013—2014.
To shelter low-income Nova Scotians from the impact of these changes, new point-of-sale HST rebates, tax credits, and reductions will be implemented, at an estimated cost of $20.2 million in 2010—2011 and $24.4 million in 2013—2014. Other new tax credits and rebates total $54.8 million in 2010—2011 and $73 million in 2013—2014.
2 Spending measures
•	contain increases in program spending—through the implementation of the Expenditure Management plan, overall total spending growth will be held to approximately 0.4 per cent per year, growing in total from $9.04 billion in 2010—2011 to $9.14 billion in 2013—2014.

•	reduce pension expenses—changes to The Public Service Superannuation Plans will reduce the long-term liability.
3 Economic development measures
•	continue with year two of an economic stimulus plan, maximizing federal funding that will flow in 2010—2011—the budget includes a $710.6 million capital spending plan that will improve infrastructure across the province and create or maintain jobs.
Medium-Term Revenue Outlook
With the implementation of the Four-Year Fiscal Plan, provincial own-source revenues are expected to improve.
Total revenues, including net income from Government Business Enterprises, are expected to grow modestly—from $8.74 billion in 2010—2011 to $9.11 billion in 2013—2014—averaging 1.9 per cent growth per year.
Following the economic downturn, corporations are returning to positions of profitability and national corporate taxable income is forecast to grow by more than 10 per cent a year over the next three to four years. The increased cost of the small business rate and corporate income tax credits will partially offset the growth.
Improving labour market conditions are expected to contribute to steady growth in personal income tax revenues. Revenues from a fifth tax bracket for high-income earners will be partially offset by the removal of the surtax, increased costs of personal income tax credits, and adjustments to the Low Income Tax Reduction for Guaranteed Income Supplement recipients.
The restoration of the Harmonized Sales Tax (HST) rate is a key factor in the province’s improved revenue picture, generating more than $300 million per year upon full implementation. Growth in consumer spending is expected to decline by 2013—2014 as growth in the provincial economy slows.

Government has included a number of measures to offset the impact of revenue changes on low-income Nova Scotians. These include the new Affordable Living Tax Credit, point-of-sale rebates, and increases to existing HST rebates (e.g., Your Energy Rebate).
Offshore natural resource royalty revenues have peaked and are on the decline over the medium term. The low world market price for natural gas and the relative strength of the Canadian dollar have led to revenues being substantially less than the recent experience. Natural gas reserves are finite and declining in the absence of any new discoveries. Deep Panuke production is scheduled to start in 2011, but revenues from that project will be insufficient to replace the revenue stream from the Sable Offshore Energy Project.
Other provincial sources of revenue are expected to remain relatively stable in the medium term. Tobacco tax revenues have recovered as a result of a $0.05/unit tax increase in 2009, but are projected to gradually decline over the next few years. Motive fuel tax has been free of volatile fluctuations; however, the risk of increasing world oil prices must be considered.
Equalization payments are expected to remain relatively constant over the next few years due in large part to the province’s successful negotiation of a Cumulative Best-of Guarantee in 2007. This is expected to provide the province with additional revenue to offset projected declines in Equalization payments. The Government of Canada has committed to containing the growth of the Equalization program.
Like offshore natural resource revenues, Nova Scotia’s Offshore Accord payments have also peaked and will start to decline over the next few years as lower natural resource revenues are included in the Equalization formula. The first eight-year phase of the 2005 Offshore Accord will end in 2011—2012, but it is expected that the province will qualify for the second phase of the accord, which runs a further eight years until March 31, 2020.
The national pool of cash available for the Canada Health Transfer (CHT) is legislated to grow by 6 per cent a year until March 31, 2014. The calculation of the province’s payment is based upon a combination of tax points and share of national population, and is expected to grow by approximately 4 per cent a year until the program is renewed.
Two factors that offset the legislated increase are Nova Scotia’s declining share of national population and the federal government’s commitment to provide Ontario with the same per capita cash transfer as other Equalization-receiving provinces.
Similar to the CHT, the national pool of cash available for the Canada Social Transfer (CST) is also legislated to increase on an annual basis until March 31, 2014—at a rate of 3 per cent a year. The CST is based upon a province’s share of the national population. Although Nova Scotia’s share of national population is declining the province will still see annual growth in CST payments until the program is renewed.
Over the past few years the province has benefitted from the establishment of federal trusts to assist with specific purposes (e.g., infrastructure, patient wait times guarantee, community development). Budgeted revenue lines have shown increases in these areas as a result of the federal recoveries.
These trusts will have reached the end of their term in the next year or so. It is unlikely that additional federal funding will replace these trusts, since the federal government is facing significant fiscal challenges similar to those faced by Nova Scotia.
Medium-Term Spending Outlook
Government plans to reduce the rate of spending growth in the medium term.
In recent years government has introduced new programs and services that are growing steadily, while the revenues that originally supported the programs are flat.

Total spending grew at over 5 per year since 2000—2001, but departmental spending grew at over 6 per cent during that time period. This high rate of growth was financed by a strong economy both provincially and nationally, which has since diminished.
Department of Health expenses alone went up from $2.89 billion in 2006 to $3.63 billion in 2010—with increases of 4 per cent in 2006—2007, 5 per cent in 2007—2008, and 7 per cent in both 2008—2009 and 2009—2010. The overall increase was driven by increased utilization of health services, significantly higher wage and salary costs for medical professionals, higher costs of pharmaceuticals, and expanded long-term care services. Health capital grants were increased as part of the stimulus program.
Government also sharpened its focus on preventive health through an enhanced budget for Health Promotion and Protection.
Education and university costs have also increased considerably in recent years, as funding was added to budgets for universities, the Nova Scotia Community College, and the public school system, including Learning for Life I and II.
The cost of providing Community Services—such as income assistance and housing—has also gone up from $818 million 4 years ago to $971 million in 2010, or on average 4 per cent per year.
Other department budgets were increased—with the help of federal recoveries—when the province took on responsibilities for the federal-provincial labour market activities and added over 180 police officers and other law enforcement positions to enhance public safety across the province.
As well, the Service Nova Scotia and Municipal Relations budget was augmented to cover additional funding for municipalities from federal programs such as the Building Canada Fund, the Municipal Rural Infrastructure Fund, and the Gas Tax Fund.
The cost of funding public sector pensions has also been going up. Funding levels for both the Public Service Superannuation Plan and the Teachers’ Pension Plan have declined steeply in the last two years due to demographic trends as well as negative market performance for pension investments. Government is taking steps to stabilize finances of these plans.
As part of government’s efforts to support the economy through the economic downturn, significant stimulus expenditures were made. As a result, net debt and debt servicing costs are both growing.
ANNUAL PERCENTAGE GROWTH IN EXPENSES
Chart data

2006-07	8.4%
2007-08	9.3%
2008-08	6.6%
2009-09	6.3%
2010-11	-0.3%
2011-12	0.8%
2012-13	-0.8%
2013-14	-1.3%
Expenditure Management
Government made significant efforts to contain spending during fiscal 2009—2010. A projected deficit of $592.1 million in the September 26, 2009, budget was down to an estimated $488.4 million, mainly because spending was lower than budgeted.
Growth in total expenses will remain relatively flat in 2010—2011 down from an annual average of 5 per cent or higher in recent years. Departmental spending will be stable for the next four fiscal years.

Government will rely heavily on the Expenditure Management Initiative (EMI) to help achieve savings in a variety of areas in the medium term. A central EMI team will assist departments and agencies with their efforts to reduce or eliminate expenses.
EMI has developed a multi-year approach for identifying cost control and cost-savings opportunities, including a comprehensive analysis of all department, agency, and third-party spending. Hundreds of government programs are being evaluated for cost effectiveness, usefulness, and alignment with current priorities and service delivery requirements.
Government will rely on attrition through retirements and voluntary departures—as well as measures to ensure more effective and efficient program and service delivery—to make the civil service smaller. We expect the total number of civil servants to be 10 per cent lower by 2013.
Government has introduced several measures to contain the cost of public sector salaries and wages, given that every 1 per cent increase adds approximately $40 million to the government’s wage bill. Salaries of MLAs and senior officials have been frozen, and government will maintain a target to keep any other wage increases to under 1 per cent.
More than 60 per cent of government expenditures are payments to third parties, such as municipalities, universities, school boards, and health authorities. Government has already begun discussions with some of these parties to work cooperatively in identifying opportunities to achieve costs savings and ensure maximum value from their budgets.
In the health sector we will investigate opportunities to reduce costs in areas such as
•	health authorities shared efficiencies

•	streamlining health care services

•	drug costs
In the education sector we will investigate cost savings through
•	the modernization of the school system

•	opportunities tied to student enrollment decline
Government will consider rationalizing services, sharing administration costs, and using technology to improve service and the bottom line. The budget includes a $15 million Innovation Fund to encourage departments to find innovative ways of achieving their business and service delivery objectives.
The 2010—2011 budget contains administrative savings of $54.4 million from the first year of the EMI, from a 1 per cent reduction in departmental spending, savings from a grants review, and a reduction in MLA expenses.
In addition, controls will be put in place to reduce professional services expenses by $10 million in 2010—2011. These include many programs and services contracted externally.
In combination, this multi-staged approach to addressing the fiscal challenge is expected to result in a drop in the projected deficit level of the province by 86 per cent in 2012—2013 compared to increases estimated in the 2009 Economic Advisory Panel report and continue through to 2013—2014 to bring us to balance.
NOVA SCOTIA: ECONOMIC GROWTH MEDIUM TERM
Chart data

Year	Real GDP	Nominal GDP
2003	1.4%	6.5%
2004	0.9%	3.5%
2005	1.1%	4.5%

Year	Real GDP	Nominal GDP
2006	0.8%	1.7%
2007	1.2%	3.7%
2008	2.2%	3.8%
2009	0.2%	-1.0%
2010	1.9%	4.4%
2011	1.2%	2.7%
2012	0.6%	2.5%
2013	0.6%	2.6%
2014	1.0%	3.0%
The medium-term economic outlook is presented to inform fiscal planning, but it is highly uncertain and susceptible to a number of positive and negative risks. These include currency volatility, commodity price fluctuations, monetary policy decisions, unforeseen major project investments, and productivity improvements.
Before 2014, many of these conditions are likely to change and lead to material adjustments to the medium-term outlook. If some of these risks materialize, the government’s fiscal planning may be affected.
REVENUES BY SOURCE
($ thousands)

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2006-2007	2007-2008	2008-2009	2009-2010	2010-2011
	(Restated)	(Restated)
Consolidate Fund Revenues
Provincial Sources
Corporate Income Tax	392,585	389,473	352,476	305,033	343,620
Harmonized Sales Tax	1,090,758	1,074,875	1,174,966	1,180,442	1,413,115
Individual Income Tax	1,678,995	1,778,395	1,818,415	1,829,578	1,896,905
Interest Revenues	81,888	87,900	84,780	88,101	93,461
Motive Fuel Tax	245,577	249,189	243,379	247,859	248,594
Offshore licenses forfeitures	4,227	107,059	2,063	14,789	—
Registry of Motor Vehicles	91,997	99,107	112,594	108,552	108,720
Royalties — Petroleum	269,100	399,679	451,795	110,838	173,640
Tobacco Tax	145,091	145,573	147,654	196,446	193,847
Other Provincial Sources	277,140	303,994	290,596	278,796	264,569
TCA Cost Shared Revenue	—	4,461	2,999	12,027	9,650
Prior Years’ Adjustments — Provincial Sources	13,032	85,779	53,904	7,017	—
Fees and other Charges	64,682	56,410	61,980	63,280	62,537
Ordinary recoveries — Provincial Sources	247,327	261,443	274,032	299,630	293,347
Sinking Fund Earnings	121,591	112,834	116,384	90,838	89,092

Total — Provincial Sources	4,723,990	5,156,171	5,188,017	4,833,226	5,191,097

Federal Sources
Canada Health Transfer	610,477	638,954	668,683	700,137	724,564
Canada Social Transfer	264,304	280,413	297,114	301,978	307,575
C48 Infrastructure Trust Funds	2,468	43,090	29,913	9,945	—
C52 Trust Funds	—	2,669	5,992	39,695	3,415
Equalization Payments	—	234,400	95,114	79,352	33,498
Health Reform Fund	1,385,539	1,464,528	1,464,935	1,464,935	1,360,722
Offshore Offset	—	—	—	9,939	38,003
Offshore Oil and Gas Payments	57,421	68,238	105,884	180,072	227,225
Other Federal Sources	36,985	40,134	50,411	40,105	65,904
TCA Cost Shared Revenue	22,546	31,206	36,366	115,358	116,091
Prior Years’ Adjustments — Federal sources	6,722	12,277	7,630	(5,831)	—
Ordinary Recoveries — Federal	183,081	207,142	184,723	319,550	322,937

Total Federal Revenues:	2,569,543	3,023,051	2,946,765	3,255,235	3,199,934

Total — Revenues	7,293,533	8,179,222	8,134,782	8,088,461	8,391,031

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2006-2007	2007-2008	2008-2009	2009-2010	2010-2011
	(Restated)	(Restated)
Net Income from Government Business Enterprises
Nova Scotia Gaming Corporation	141,717	134,198	133,394	129,800	116,400
Nova Scotia Liquor Commission	188,241	198,671	212,613	217,009	223,459
Other Government Business Enterprises	10,683	11,289	13,573	10,838	8,714

	340,641	344,158	359,580	357,647	348,573

Total Revenues	7,634,174	8,523,380	8,494,362	8,446,108	8,739,604

REVENUES BY SOURCE
(as a percentage of Total Revenue)

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2006-2007	2007-2008	2008-2009	2009-2010	2010-2011
	(Restated)	(Restated)
Consolidate Fund Revenues
Provincial Sources
Corporate Income Tax	5.1%	4.6%	4.1%	3.6%	3.9%
Harmonized Sales Tax	14.3%	12.6%	13.8%	14.0%	16.2%
Individual Income Tax	22.0%	20.9%	21.4%	21.7%	21.7%
Interest Revenues	1.1%	1.0%	1.0%	1.0%	1.1%
Motive Fuel Tax	3.2%	2.9%	2.9%	2.9%	2.8%
Offshore licenses forfeitures	0.1%	1.3%	0.0%	0.2%	—
Registry of Motor Vehicles	1.2%	1.2%	1.3%	1.3%	1.2%
Royalties — Petroleum	3.5%	4.7%	5.3%	1.3%	2.0%
Tobacco Tax	1.9%	1.7%	1.7%	2.3%	2.2%
Other Provincial Sources	3.6%	3.6%	3.4%	3.3%	3.0%
TCA Cost Shared Revenue	—	0.1%	0.0%	0.1%	0.1%
Prior Years’ Adjustments — Provincial Sources	0.2%	1.0%	0.6%	0.1%	—
Fees and other Charges	0.8%	0.7%	0.7%	0.7%	0.7%
Ordinary recoveries — Provincial Sources	3.2%	3.1%	3.2%	3.5%	3.4%
Sinking Fund Earnings	1.6%	1.3%	1.4%	1.1%	1.0%

Total — Provincial Sources	61.9%	60.5%	61.1%	57.2%	59.4%

Federal Sources
Canada Health Transfer	8.0%	7.5%	7.9%	8.3%	8.3%
Canada Social Transfer	3.5%	3.3%	3.5%	3.6%	3.5%
C48 Infrastructure Trust Funds	0.0%	0.5%	0.4%	0.1%	—
C52 Trust Funds	—	0.0%	0.1%	0.5%	0.0%
Equalization Payments	—	2.8%	1.1%	0.9%	0.4%
Health Reform Fund	18.1%	17.2%	17.2%	17.3%	15.6%
Offshore Oil and Gas Payments	—	—	—	0.1%	0.4%
Other Federal Sources	0.8%	0.8%	1.2%	2.1%	2.6%
TCA Cost Shared Revenue	0.5%	0.5%	0.6%	0.5%	0.8%
Prior Years’ Adjustments — Federal sources	0.1%	0.1%	0.1%	-0.1%	—
Ordinary Revenues — Federal	2.4%	2.4%	2.2%	3.8%	3.7%

Total Federal Revenues:	33.7%	35.5%	34.7%	38.6%	36.6%

Total — Revenues	95.5%	96.0%	95.8%	95.8%	96.0%

Net Income from Government Business Enterprises
Nova Scotia Gaming Corporation	1.9%	1.6%	1.6%	1.5%	1.3%
Nova Scotia Liquor Commission	2.5%	2.3%	2.5%	2.6%	2.6%
Other Government Business Enterprises	0.1%	0.1%	0.2%	0.1%	0.1%

	4.5%	4.0%	4.2%	4.2%	4.0%

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

REVENUES BY SOURCE
2009-2010 FORECAST
Chart data

Net Income from GBE’s	4.2%
Harmonized Sales Tax	14.0%
Motive Fuel Taxes	2.9%
Income Taxes	25.3%
Canada Social Transfer	3.6%
Canada Health Transfer	8.3%
Equalization Payments	17.3%
Other	24.4%
2010-2011 ESTIMATE
Chart data

Net Income from GBE’s	4.0%
Harmonized Sales Tax	16.2%
Motive Fuel Taxes	2.8%
Income Taxes	25.6%
Canada Social Transfer	3.5%
Canada Health Transfer	8.3%
Equalization Payments	15.6%
Other	24.0%
EXPENSES BY DEPARTMENT
($ thousands)

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2006-2007	2007-2008	2008-2009	2009-2010	2010-2011
	(Restated)	(Restated)
Agriculture	54,652	76,071	65,984	67,207	60,879
Community Services	817,962	870,324	890,631	939,287	971,562
Economic Development	71,730	99,713	91,012	76,538	107,978
Education	1,186,958	1,230,048	1,267,460	1,289,496	1,315,365
Assistance to Universities	268,710	422,589	485,468	449,647	60,643
Energy	17,003	44,282	35,881	40,448	35,943
Environment	—	—	27,907	39,435	52,777
Environment and Labour	40,940	71,968	—	—	—
Finance	20,066	28,016	27,085	27,875	33,870
Fisheries and Aquaculture	6,168	6,934	7,311	9,074	13,231
Health	2,898,393	3,013,902	3,165,806	3,399,069	3,634,935
Health Promotion and Protection	50,290	68,192	87,666	86,152	88,383
Justice	215,487	235,029	262,071	278,761	289,487
Labour and Workforce Development	—	—	67,410	155,772	182,918
Natural Resources	69,107	87,489	86,829	92,838	95,441
Public Service	117,130	132,770	157,602	186,605	194,467
Seniors	—	—	1,693	1,862	1,902
Service NS & Municipal Relations	194,661	237,046	244,388	287,958	312,304
Tourism and Culture	54,717	57,400	61,356	63,341	61,065
Transportation Infrastructure Renewal	297,361	366,289	381,343	378,000	397,343
Restructuring Costs	116,017	56,727	154,861	175,817	111,423
Loss on Disposal of assets	(1,963)	(4,169)	(1,076)	—	—

Total Program Expenses	6,495,389	7,100,620	7,568,688	8,045,182	8,021,916

Tax Credits and Rebates	—	—	—	—	54,800
Pension Valuation Adjustment	83,137	107,504	85,066	93,123	8,448
Debt Servicing Costs	929,828	924,889	867,338	872,287	959,197

Total Expenses	7,508,354	8,133,013	8,521,092	9,010,592	9,044,361

EXPENSES BY DEPARTMENT
(as a percentage of Total Expenses)

	ACTUAL	ACTUAL	ACTUAL	FORECAST	ESTIMATE
	2006-2007	2007-2008	2008-2009	2009-2010	2010-2011
	(Restated)	(Restated)
Agriculture	0.7%	0.9%	0.8%	0.7%	0.7%
Community Services	10.9%	10.7%	10.5%	10.4%	10.7%
Economic Development	1.0%	1.2%	1.1%	0.8%	1.2%
Education	15.8%	15.1%	14.9%	14.3%	14.5%
Assistance to Universities	3.6%	5.2%	5.7%	5.0%	0.7%
Energy	0.2%	0.5%	0.4%	0.4%	0.4%
Environment	—	—	0.3%	0.4%	0.6%
Environment and Labour	0.5%	0.9%	—	—	—
Finance	0.3%	0.3%	0.3%	0.3%	0.4%
Fisheries and Aquaculture	0.1%	0.1%	0.1%	0.1%	0.1%
Health	38.6%	37.1%	37.2%	37.7%	40.2%
Health Promotion and Protection	0.7%	0.8%	1.0%	1.0%	1.0%
Justice	2.9%	2.9%	3.1%	3.1%	3.2%
Labour and Workforce Development	—	—	0.8%	1.7%	2.0%
Natural Resources	0.9%	1.1%	1.0%	1.0%	1.1%
Public Service	1.6%	1.6%	1.8%	2.1%	2.2%
Seniors	—	—	0.0%	0.0%	0.0%
Service NS & Municipal Relations	2.6%	2.9%	2.9%	3.2%	3.5%
Tourism and Culture	0.7%	0.7%	0.7%	0.7%	0.7%
Transportation Infrastructure Renewal	4.0%	4.5%	4.5%	4.2%	4.4%
Restructuring Costs	1.5%	0.7%	1.8%	2.0%	1.2%

Total Program Expenses	86.5%	87.3%	88.8%	89.3%	88.7%

Tax Credits and Rebates	0.0%	0.0%	0.0%	0.0%	0.6%
Pension Valuation Adjustment	1.1%	1.3%	1.0%	1.0%	0.1%
Debt Servicing Costs	12.4%	11.4%	10.2%	9.7%	10.6%

Total Expenses	100.0%	100.0%	100.0%	100.0%	100.0%

TOTAL EXPENSES BY DEPARTMENT
2009-2010 FORECAST

Chart data
Community Services	10.4%
Transportation and Infrastructure Renewal	4.2%
Education & Universities	19.3%
Resources and Economic Development	1.9%
Health	38.7%
Other	25.5%
2010-2011 ESTIMATE

Chart data
Community Services	10.7%
Transportation and Infrastructure Renewal	4.4%
Education & Universities	15.2%
Resources and Economic Development	2.3%
Health	41.2%
Other	26.2%
Revenue Outlook
In 2010—2011, Nova Scotia’s total Consolidated Fund revenues are estimated to be $8,739.6 million, an increase of $327.8 million or 3.9 per cent compared to the 2009—2010 budget estimate.
Provincial own-source revenues are expected to increase by $421.4 million or 8.8 per cent from the 2009—2010 budget estimate to $5,191.1 million in 2010—2011.

Federal source revenues will decrease by $85.3 million or 2.6 per cent, from the 2009—2010 budget estimate to $3,199.9 million in 2010—2011.
Provincial Own-Source Revenues
Personal Income Tax (PIT)
Nova Scotia’s 2010—2011 estimate for personal income tax is $1,896.9 million, up $115.8 million, or 6.5 per cent, from the 2009—2010 budget estimate.
National personal taxable income is projected to increase by 3.5 per cent from 2009 levels. The increase is being driven by stronger growth in salaries and wages as a result of labour market conditions improving following last year’s global recession.
The addition of a fifth income tax bracket of 21 per cent on taxable income over $150,000 provides an additional $58.6 million in revenues for 2010—2011. This is partially offset by the removal of the high-income surtax and the elimination of the Guaranteed Income Supplement (GIS) in the calculation of the Low Income Tax Reduction, both effective January 1, 2010. Previously announced increases to the Basic Personal Exemption and non-refundable tax credits, and enhancements to the Equity Tax Credit and Graduate Retention Rebate also contribute to offsetting an increase in revenues.
Nova Scotia’s share of national personal taxable income is projected to be 2.44 per cent in 2010—2011. The province’s yield of national personal taxable income is forecasted to be 8.24 per cent. The 2010—2011 estimate is based upon Finance Canada’s March 2010 forecast for national personal taxable income and the 2008 tax year Final Payment Books received from the federal government in March 2010.
Corporate Income Tax (CIT)
Nova Scotia’s 2010—2011 estimate for corporate income tax is $343.6 million, up $21.3 million, or 6.6 per cent, from the 2009—2010 budget estimate.
The increase largely reflects the improvement in corporate taxable income, at both the provincial and national level, as a result of the current recovery and lower losses being carried forward by corporations. The increase is partially offset by a reduction in the small business rate, an increase in the expected cost of the scientific research and experimental development credit (SRED), and the elimination of the manufacturing and processing investment tax credit on December 31, 2009. The cost of the film industry and digital media tax credits are expected to increase over 2009—2010 levels.
Nova Scotia’s share of national corporate taxable income is projected to be 1.79 per cent in 2010—2011.
Harmonized Sales Tax (HST)
Gross HST is estimated to total $1,413.1 million in 2010—2011, up $231.6 million, or 19.6 per cent, from the 2009—2010 budget estimate, primarily as a result of a restoration of the Harmonized Sales Tax rate from 13 per cent to 15 per cent on July 1, 2010.
HST rebates for public sector bodies, first-time homebuyers, printed books, volunteer fire departments, persons with disabilities, and Your Energy Rebate are also projected to increase as a result of the rate change. The full-year impact of the decision to re-implement the provincial portion of the HST rebate for basic residential electricity under Your Energy Rebate Program is reflected in the 2010—2011 estimate.
New point-of-sale (POS) rebates on children’s clothing, children’s footwear, children’s diapers, and feminine hygiene products will be implemented on July 1, 2010, at a cost of $7.7 million in 2010—2011 and growing to over $11 million based upon a full-year implementation.

Consumer expenditures are projected to grow 3.0 per cent in 2010 compared to 1.6 per cent in 2009, but are forecast to return to a growth rate of 1.6 per cent in 2011.
Tobacco Tax
Tobacco tax revenues are projected to total $193.8 million in 2010—2011, an increase of $24.8 million, or 14.7 per cent, over the 2009—2010 budget estimate.
The full-year impact of a $0.05/unit increase in the tobacco tax rate effective June 23, 2009, is one factor contributing to higher revenues. Cigarette consumption accounts for 92 per cent of revenues and consumption is forecasted to rise by 4.1 per cent over the 2009—2010 budget estimate, while consumption of loose and fine cut tobacco is forecasted to rise 43 per cent over the 2009—2010 budget estimate. The rate of increase in consumption reflects the fact that the 2009—2010 budget estimate anticipated an immediate negative impact on consumption levels as a result of the tax increase that was not as severe as forecasted.
Motive Fuel Taxes
Motive fuel taxes are projected to total $248.6 million in 2010—2011, an increase of $1.1 million, or 0.3 per cent, from the 2009—2010 budget estimate.
Gasoline and diesel consumption are forecasted to be marginally higher in 2010—2011, due to labour income growth. This is partially offset by higher gasoline and diesel oil prices, on average, than estimated in 2009—2010.
Offshore Petroleum Royalties
Offshore petroleum royalties are estimated to be $173.6 million in 2010—2011, an increase of $22.6 million, or 15.0 per cent, from the 2009—2010 budget estimate.
While the world market prices for natural gas and oil are forecasted to be higher in 2010—2011 than in 2009—2010, production volume is projected to decline and a stronger Canadian dollar places downward pressure on the offshore royalty revenues as the contracts are denominated in US dollars.
Other Provincial Sources
Other Provincial Sources are estimated to be $476.4 million, a decrease of $7.3 million, or 1.5 per cent, from the 2009—2010 budget estimate.
This revenue source includes such items as corporate capital taxes, tax on insurance premiums, seniors’ pharmacare premiums, the Casino Win Tax, Registry of Motor Vehicles revenue, and interest revenue.
The increase is the result of higher revenues from the Registry of Motor Vehicles and an increase in revenues from the tax on used vehicles associated with a tax rate increase to match the HST rate increase. These increases are offset by the scheduled reduction in the Large Corporation Capital Tax, reduced interest revenues, lower Casino Win Tax, and a decline in Tangible Capital Asset (TCA) cost-shared revenue.
Federal Transfers
Equalization
Equalization revenues are estimated to be $1,360.7 million in 2010—2011, a decline of $104.2 million, or 7.1 per cent, from the 2009—2010 budget estimate.
The Equalization estimate reflects the province’s adoption of the Expert Panel formula for equalization. In December 2009 the federal government announced a change in the calculation of the 2010—2011 payments.

One year transitional protection is being provided so that no province receives less in total major federal transfers (Equalization, Canada Health Transfer, Canada Social Transfer) than they received in 2009—2010. Any payments made under the transitional protection are deemed to be fiscal equalization payments.
In the absence of any transitional protection, Nova Scotia would have received $1,110.3 million in Equalization under the Expert Panel formula.
As part of an agreement reached with the Government of Canada on October 10, 2007, Nova Scotia receives an additional payment from the federal government if the cumulative value of the equalization formula in effect at the time the Offshore Accord was signed (the Interim approach) exceeds the cumulative value of the Expert Panel approach.
In 2010—2011 the cumulative value of the Expert Panel exceeds the cumulative value of the Interim approach for the years 2008—2009 to 2010—2011. As a result no additional payment will be forthcoming. The arrangement is in effect until 2019—2020 to coincide with the term of the Offshore Accord.
Offshore Offset payments are estimated to be $227.2 million in 2010—2011, an increase of $47.2 million or 26.2 per cent over the 2009—2010 budget estimate. The increase reflects the inclusion of higher offshore royalties from recent years in the equalization formula. These payments are recorded on a notional basis until the payments reach the $830 million advance payment made to the province in 2005.
The Canada Health Transfer (CHT)
In 2010—2011 the total provincial entitlement for CHT consists of the provincial allocation of a fixed national entitlement. The 2010—2011 national CHT amount that is available in cash and tax points is estimated to be $38.5 billion. The fixed national pool of cash to be distributed to provinces is $25.4 billion. Under an agreement reached in September 2004 the cash portion of CHT is legislated to grow by 6.0 per cent each year.
The CHT cash entitlement for Nova Scotia is estimated to be $724.6 million in 2010—2011, an increase of $24.4 million, or 3.5 per cent higher than the 2009—2010 budget estimate. The estimate of the province’s cash entitlement reflects the federal government’s calculation on the levels of population, and personal and corporate income tax provided in December 2009.
The Canada Social Transfer (CST)
Nova Scotia’s 2010—2011 cash entitlement for CST is estimated to be $307.6 million, an increase of $3.5 million, or 1.1 per cent higher than the 2009—2010 budget estimate.
The provincial entitlement is based on a per capita cash provincial allocation of a fixed national entitlement, which stands at $11.2 billion. Effective with the 2007 federal budget, the CST no longer contains a tax point transfer component.
The national pool of cash is legislated to grow by 3.0 per cent a year in 2010—2011 through to 2013—2014.
Crown Share Adjustment Payment
The Crown Share Adjustment Payment is estimated to be $33.5 million in 2010—2011, a decrease of $45.9 million, or 57.8 per cent, from the 2009—2010 budget estimate. The decrease reflects declining offshore natural resource royalty revenues.
Other Federal Sources
Other Federal Sources are estimated to be $225.7 million in 2010—2011, a decrease of $4.7 million, or 2.0 per cent, from the 2009—2010 budget estimate.

There is a decrease of $9.1 million in Tangible Capital Asset (TCA) cost-shared revenue from the federal government compared to the 2009—2010 budget estimate, largely as a result of a $13.0 million reduction in Department of Education projects, offset by increased funding for highway projects as part of the federal stimulus package announced in the 2009 Federal Budget.
The province will draw down $10.3 million more in funding from the Build Canada Fund made available by the federal government and $19.9 million more in from the Knowledge Infrastructure Trust to address infrastructure funding for post-secondary institutions.
Offsets to these increases result from $1.5 million less in draw downs from Bill C-48 Infrastructure trusts, $18.5 million less in draw downs from Bill C-52 trusts, and $6.3 million less in draw downs for Bill C-50 trusts and the Community Development trust. These reductions reflect the completion of draw downs for Off-Reserve Aboriginal Housing, ecoTrust for Clean Air and Climate Change, and Public Transit Capital Trust.
Other Federal Sources also includes the federal Wait Times Reduction transfer. This transfer is an equal per capita allocation based upon the province’s share of national population. Nova Scotia’s share of the $250.0 million national entitlement in 2010—2011 is $6.9 million compared to funding of $7.0 million in the 2009—2010 budget estimate.
Other
Recoveries
Recoveries are projected to total $616.3 million in 2010—2011, an increase of $9.4 million, or 1.5 per cent higher than the 2009—2010 budget estimate.
Fees and Other Charges
Fees and Other Charges are projected to total $62.5 million in 2010—2011, an increase of $1.3 million, or 2.1 per cent higher than the 2009—2010 budget estimate.
Sinking Fund Earnings
Sinking Fund Earnings are projected to total $89.1 million in 2010—2011, a decrease of $2.5 million, or 2.8 per cent, from the 2009—2010 budget estimate.
Key Tax Measures—Personal Income Taxes
Removal of GIS from Low-Income Tax Reduction
Beginning January 1, 2010, an adjusted family income calculation will be introduced to exclude income from the Guaranteed Income Supplement (GIS) in calculating the Low-Income Tax Reduction (LITR). The GIS is an income transfer paid by the federal government to low-income seniors who meet certain eligibility criteria. The LITR is a provincial tax reduction for low-income individuals and families. This measure will save seniors more than $12 million in taxes in 2010.
Elimination of the Personal Income Tax Surtax
Effective January 1, 2010, the 10 per cent surtax applied to Nova Scotia residents with provincial personal income taxes payable of more than $10,000 will be eliminated. Over 25,000 individuals will benefit from this measure, saving more than $27 million in taxes in 2010.

Addition of 5th Tax Bracket for Personal Income Tax
Effective January 1, 2010, a 5th personal income tax bracket of 21 per cent will be applicable to taxable income exceeding $150,000. The 4th bracket rate of 17.5 per cent will apply to taxable incomes between $93,001 and $150,000. The new bracket makes Nova Scotia’s personal income tax system more progressive.
Basic Personal Amount and Other Non-refundable Credits
As announced in the 2006—2007 budget, the province is increasing the basic personal amount exempted from personal income taxes by $250 per year over a four-year period. This represents an increase of $1,000 or 13.83 per cent. The province’s other non-refundable credits will also grow by 13.83 per cent over this period. The basic personal amount increased from $7,981 to $8,231 effective January 1, 2010. This is the fourth and final year of the measure announced in 2006.
Equity Tax Credit and Labour-Sponsored Venture Capital Tax Credit
Effective January 1, 2010, the Equity Tax Credit was increased from a rate of 30 per cent to 35 per cent. The maximum annual credit also increased from $15,000 to $17,500 to reflect the rate increase.
The Equity Tax Credit and the Labour-Sponsored Venture Capital Tax Credit were scheduled to expire on December 31, 2009. These credits were extended by two years to December 31, 2011.
Key Tax Measures—Business Taxes
Small Business Corporate Income Tax
On January 1, 2011, the government will reduce the rate of corporate income tax for small businesses from 5 per cent to 4.5 per cent. Small businesses are eligible for this rate on the first $400,000 of taxable income, if they are a Canadian Controlled Private Corporation with taxable capital of $10 million or less.
The rate reduction will cost $0.5 million in 2010—2011, increasing to more than $6 million per year upon full implementation. The measure will assist more than 10,000 Nova Scotia small businesses. Small businesses currently save over $100 million per year in taxes relative to the general corporate tax rate of 16 per cent.
Large Corporations Tax
As announced in the 2006—2007 budget, the province’s Large Corporations Tax (LCT) on capital of non-financial institutions will decline from 0.15 per cent to 0.10 per cent on July 1, 2010. That tax rate will continue to decline by 0.05 per cent on an annual basis until its elimination in 2012.
Key Tax Measures—Consumption Taxes
Restoration of Harmonized Sales Tax
On July 1, 2010, the government will restore the Harmonized Sales Tax (HST) to 15.0 per cent, by increasing the provincial portion of the HST from 8.0 per cent to 10.0 per cent. The combined HST (federal and provincial) will increase from 13.0 per cent to 15.0 per cent.
Transitional rules will be put in place to assist in determining the HST rate applicable to transactions that straddle the July 1, 2010, implementation date for the rate increase.

Affordable Living Tax Credit
Commencing July 1, 2010, the government will offer an HST credit to households earning less than $34,800 per year. For the average low-income household the new credit will more than offset the impact of the HST rate increase.
The credit will be paid quarterly in July, October, January, and April of each year. The maximum rebate is $240 per household plus $57 per dependant child for households earning less than $30,000 per year. Above $30,000 the credit will be reduced by $0.05 per $1.00 of income and will be completely phased out at a household income of $34,800.
Poverty Reduction Credit
The Province is introducing the Nova Scotia Poverty Reduction Credit. Effective this July, the Poverty Reduction Credit will provide tax-free payments to help about 15,000 low-income Nova Scotians offset the Harmonized Sales Tax increase.
Individuals or couples will receive $200 per year. To qualify, applicants must be 19 years of age with no dependents, receiving Social Assistance through the Income Assistance program as their main source of income, with a total annual income of $12,000 or less for the previous tax year.
Payments will be made quarterly, beginning in July 2010. The Poverty Reduction Credit will provide $2.3 million to low-income families in Nova Scotia in 2010—2011, growing to $3 million in 2011—2012.
Point-of-sale (POS) Rebates of HST
Effective July 1, 2010, the government will provide point-of sale rebates of the provincial portion of the HST on the following products:
•	children’s clothing

•	children’s footwear

•	children’s diapers

•	feminine hygiene products
These rebates are in addition to rebates currently in effect for books and residential energy (Your Energy Rebate Program).
Tax on Sales of Used Vehicles and Designated Tangible Personal Property
On July 1, 2010, the government will change the tax on the sale of used motor vehicles or other designated tangible personal property, such as boats, aircraft, and boat trailers from 13 per cent to 15 per cent. The increase is being made in concert with the 2 per cent increase in the HST to maintain the same relative tax between new and used motor vehicles and property.
Sensitivity
Revenue estimates, which are in the form of a forecast, are based on a number of economic, financial, tax assessment, and statistical values and assumptions. All of these reflect the province’s planned course of action for the forecast period and judgment as to the most probable set of economic conditions.
As these variables change throughout the year and as more information becomes available, they may have an impact, either negatively or positively, on the revenue forecasts, and these impacts could be material. The province intends to update the forecast periodically throughout the forecast period. It is also important to note that the above referenced variables can move quite independently of each other and may have offsetting effects.
The following table lists the specific key economic assumptions and key variables that directly affect the calculation of provincial revenue estimate and forecast figures as included in this Revenue Outlook section and reflects assumptions developed by the province as at March 12, 2010.

Revenue Source	Key Variables

Personal Income Tax	• national level of personal taxable income as provided by Finance Canada

• Nova Scotia share of national levels of taxable income

• provincial taxable income yield

• tax credits uptake

Corporate Income Tax	• national level of corporate taxable income level as provided by Finance Canada

• Nova Scotia share of national taxable income

• tax credit uptake

• national and provincial corporate profit levels

HST	• personal consumer expenditure levels

• provincial gross domestic product

• spending by exempt industries

• rebate levels

• housing investment

Tobacco, Gasoline and Diesel Taxes	• personal consumer expenditure levels

• tobacco and fuel consumption patterns

• tobacco and fuel prices

• labour income

Petroleum Royalties	• foreign exchange rates

• production levels

• capital and operating costs of interest holders

• world price of natural gas, subject to current market conditions

Equalization CHT / CST	• one-estimate, one-payment approach
• annual increases in the national base amount

• changes in personal and corporate income taxes

• changes in population

• changes in tax point values
Additional Information
In addition to the key economic and fiscal assumptions contained in the 2010—2011 revenue estimates, the following information should also be taken into account when interpreting the revenue estimates.
The revenue estimates for 2010—2011 are considered to have been prepared on a basis consistent with accounting policies currently used by the province to record and/or recognize revenue for purposes of its Consolidated Fund. As a result, revenues for certain government service organizations that are consolidated for financial statement purposes are not included in the province’s revenue estimates.
The Department of Finance and other departments or agencies of the province have prepared their specific revenue estimates for 2010—2011 using a combination of current internal and external models and other information available. Every effort has been made to ensure the integrity of the results of the models and other information. As actual or more current information becomes available, adjustments may be necessary to the projection of revenues.
The revenue forecasted to be received through federal transfer payment programs pursuant to the Federal-Provincial Fiscal Arrangements Act incorporates official information released by the federal government as of December 17, 2009. In addition, CHT and CST revenue estimate are, in part, based on Canadian national and provincial population estimates supplied by Statistics Canada.
As with past population estimates, there is a forecast risk that the data will be revised by Statistics Canada. Prior years’ adjustments (PYAs) are normally made to federal transfers and to income tax revenues. All PYAs known to date have been included in the final revenues for 2009—2010.
Offshore Forfeiture Revenue
The risk of a deposit forfeiture is inherent in the offshore exploration industry. While a forfeiture is not unusual given the unpredictable nature of this industry, any revenue projection based on past trends would be inappropriate. The province’s accounting recognition policy is to record forfeiture revenue when a notice of forfeiture is given. As of today’s date, no notice has been provided for 2010—2011.
To be consistent with our revenue recognition policy and to reflect the uncertainty of this revenue, no offshore forfeiture revenue is included in the 2010—2011 estimates. If, subsequent to the budget, forfeiture notice is provided, the amount will be reflected in future quarterly forecast updates and the Public Accounts for 2010—2011.
Government Business Enterprises — Net Income
Nova Scotia Liquor Corporation Net Income
The Nova Scotia Liquor Corporation (NSLC) returns all of its net income to the Government of Nova Scotia as shareholder. The NSLC is budgeting net income of $223.5 million in 2010—2011. This is an increase of 3.0 per cent compared to the 2009—2010 estimate of net income. The net income is projected on net sales of $593.3 million for 2010—2011 as compared to $573.5 million for 2009—2010. The increase in net income is primarily attributable to the following factors:
• net sales increase of 3.5 per cent attributable to a combination of price and volume increases
• benefits that continue to be realized from investment in enhancing the retail customer shopping experience and IT infrastructure
• ongoing efforts to continually refresh and serve the wholesale and licensee community more effectively
• strong category management, enhanced product promotion, and marketing programs that continue to drive vibrant sales
• a strong customer experience in-store that is supplemented by outreach programs such as community outreach and cause marketing programs
• continued focus on driving operating performance and expense management throughout the organization
Nova Scotia Gaming Corporation Net Income
Nova Scotia Gaming Corporation’s (NSGC) net income is budgeted to be $116.4 million in 2010—2011, $11.7 million lower than the 2009—2010 estimate. Budgeted revenue will decline, primarily due to the maturity of the ticket lottery business line, continued decreases in the video lottery business line, and increased competition for the casinos due to the opening of the Moncton Casino. Certain budgeted expenses are lower, corresponding with the decline in revenue, but are impacted by the costs associated with the Video Lottery My-Play System as well increased depreciation expense due to replacement of ticket lottery retail terminals.

Net Income from Other Enterprises
Net income from other enterprises is estimated at $8.7 million for 2010—2011. This includes $6.6 million from the Halifax- Dartmouth Bridge Commission and $2.1 million from the Highway 104 Western Alignment Corporation.
The 2010—2011 Halifax-Dartmouth Bridge Commission estimate is $0.1 million lower than 2009—2010, with $3 million in increased revenue from Government of Canada Infrastructure investment initiative, offset by increased spending on the MacKay bridge.
Highway 104 Western Alignment Corporation’s budget estimate for 2010—2011 is $2.9 million lower than 2009—2010, mostly as a result of increased interest expense needed to retire a senior bond issue.
Data for Treasury Management Debt Maturity Schedule Chart (millions $)

	GBP	USD	CAD
2010-11			646.6
2011-12	56.3	795.0	728.4
2012-13			930.8
2013-14		299.9	674.0
2014-15			550.0
2015-16		205.7	—
2016-17		586.5	300.0
2017-18			50.0
2018-19		198.0	27.1
2019-20	114.4	855.4	573.9
2020-21			78.3
2021-22		312.0	496.3
2022-23		708.8	—
2023-24			90.6
2024-25			85.8
2025-26			—
2026-27			—
2027-28			550.0
2028-29			—
2029-30			—
2030-31			—
2031-32			300.0
2032-33			—
2033-34			600.0
2034-35			—
2035-36			441.8
2036-37			109.6
2037-38			831.5
2038-39			78.5
2039-40			85.2
2040-41			—
2041-42			650.0
Economic Assumptions
The medium-term economic outlook is presented to inform fiscal planning, but it is highly uncertain and susceptible to a number of positive and negative risks. These include currency volatility, commodity price fluctuations, monetary policy decisions, unforeseen major project investments, and productivity improvements. See also, Sensitivity above.
Key economic assumptions, displayed in the schedule below, are based on data and information available as of March 12, 2010.
NS Budget Economic Assumptions

	2009		2010	2011
USD/ CAD exchange rate	.876		.980	.980
Natural Gas (USD/mmBTU, Henry Hub)	3.99		5.50	6.00
Crude Oil (USD/bbl, WTI)	62		80	84
Canadian Prime Lending Rate (%)	2.4		2.5	5.5
5-Year Conventional Mortgage (%)	5.6		5.9	7.4
US — Real GDP, $2002 (% change)	-2.5	*	2.7	3.1

*	The Budget assumption for US GDP in 2009 was based on an earlier private sector consensus. The Bureau of Economic Analysis has subsequently released new esimates. The third estimate of US GDP growth for 2009 was issued on March 26, 2010: -2.4 per cent.
The economic assumptions displayed in the schedule below are based on data and information available as of March 12, 2010.
Canadian Economic Outlook

	2009a	2010f	2011f
Real GDP (Chained 2002 dollars), % change	-2.6	2.7	3.1
Nominal Gross Domestic Product, % change	-4.5	4.7	5.4
Employment, % change	-1.6	0.8	1.9
Unemployment rate, %	8.3	8.7	8.1
Personal income, % change	0.5	2.9	4.6
Consumer price inflation, % change	0.3	1.8	2.4
Retail sales, % change	-3.0	3.9	4.9
Corporate profits before taxes, % change	-33.2	21.9	9.7
Exports of Goods and Services, % change	-22.1	3.8	6.3
Source: Statistics Canada, actual (a), Nova Scotia Department of Finance, projections
The economic assumptions displayed in the schedule below are based on data and information available as of March 12, 2010.
Nova Scotia Economic Outlook

	2009	2010f	2011f
Real GDP (Chained 2002 dollars), % change	0.2	1.9	1.2
Nominal GDP, % change	-1.0	4.4	2.7
Employment, % change	-0.1a	1.2	0.3
Unemployment rate, %	9.2a	8.6	9.0
Personal income, % change	1.3	2.1	1.7
Consumer price inflation, % change	-0.2a	1.6	1.8
Retail sales, % change	0.4a	3.1	1.8
Corporate profits before taxes, % change	-29.5	17.2	9.0
Exports of Goods and Services, % change	-24.4	8.3	9.4
Source: Statistics Canada, actual (a), Nova Scotia Department of Finance, projections

Nova Scotia’s Economic Performance and Outlook — Key Indicators

	2002	2003	2004	2005	2006	2007
Nominal Gross Domestic Product at Market Prices ($ millions)	27,082	28,851	29,853	31,199	31,743	32,933
Growth rate	4.5%	6.5%	3.5%	4.5%	1.7%	3.7%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	27,082	27,464	27,710	28,016	28,254	28,598
Growth rate	4.0%	1.4%	0.9%	1.1%	0.8%	1.2%
Personal Income ($ millions)	23,773	24,437	25,394	26,638	27,656	28,941
Growth rate	2.9%	2.8%	3.9%	4.9%	3.8%	4.6%
Personal Expenditure on Consumer Goods and Services ($ millions)	18,086	18,998	19,786	20,649	21,555	22,548
Growth rate	5.8%	5.0%	4.1%	4.4%	4.4%	4.6%
Retail Sales ($ millions)	9,840	10,015	10,297	10,527	11,163	11,636
Growth rate	6.1%	1.8%	2.8%	2.2%	6.0%	4.2%
Residential Investment ($ millions)	1,497	1,712	1,897	2,027	2,175	2,335
Growth rate	11.5%	14.4%	10.8%	6.9%	7.3%	7.4%
Consumer Price Index (2002=100)	100.0	103.4	105.3	108.2	110.4	112.5
Growth rate	3.0%	3.4%	1.8%	2.8%	2.0%	1.9%
Corporation Profits Before Taxes ($ millions)	2,420	2,796	3,093	3,248	2,895	3,020
Growth rate	-0.5%	15.5%	10.6%	5.0%	-10.9%	4.3%
Business Investment ($ millions, excluding residential)	3,474	3,236	3,101	3,132	3,112	3,306
Growth rate	4.5%	-6.9%	-4.2%	1.0%	-0.6%	6.2%
Exports of goods and services ($ millions)	13,330	13,818	14,454	14,798	14,156	14,500
Growth rate	3.5%	3.7%	4.6%	2.4%	-4.3%	2.4%
Imports of goods and services ($ millions)	18,246	18,329	19,062	19,835	20,125	20,944
Growth rate	6.0%	0.5%	4.0%	4.1%	1.5%	4.1%
Population (‘000s July 1)	935.0	937.5	939.4	937.9	938.0	935.9
Growth rate	0.3%	0.3%	0.2%	-0.2%	0.0%	-0.2%
Labour Force (‘000s annual average)	467.7	474.6	485.0	483.9	480.0	486.7
Growth rate	1.7%	1.5%	2.2%	-0.2%	-0.8%	1.4%
Participation Rate (per cent, annual average)	62.6%	63.1%	64.1%	63.6%	62.9%	63.7%
Percentage change	0.7%	0.5%	1.0%	-0.5%	-0.7%	0.8%
Employment (‘000s, annual average)	422.9	431.2	442.2	443.1	441.8	447.6
Growth rate	1.9%	2.0%	2.6%	0.2%	-0.3%	1.3%
Unemployment Rate (per cent, annual average)	9.6%	9.1%	8.8%	8.4%	7.9%	8.0%
Percentage change	-0.1%	-0.5%	-0.3%	-0.4%	-0.5%	0.1%
CAGR — Compound Annual Growth Rate
Nova Scotia’s Economic Performance and Outlook — Key Indicators (continued)

					CAGR	CAGR
					2002-	2007-
	2008	2009	2010	2011	2006	2011
Nominal Gross Domestic Product at Market Prices ($ millions)	34,188	33,831	35,335	36,304	4.0%	2.5%
Growth rate	3.8%	-1.0%	4.4%	2.7%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	29,215	29,261	29,816	30,181	1.1%	1.4%
Growth rate	2.2%	0.2%	1.9%	1.2%
Personal Income ($ millions)	30,021	30,184	30,828	31,344	3.9%	2.0%
Growth rate	3.7%	0.5%	2.1%	1.7%
Personal Expenditure on Consumer Goods and Services ($ millions)	23,783	24,170	24,892	25,291	4.5%	2.9%
Growth rate	5.5%	1.6%	3.0%	1.6%
Retail Sales ($ millions)	12,129	12,173	12,546	12,772	3.2%	2.4%
Growth rate	4.2%	0.4%	3.1%	1.8%
Residential Investment ($ millions)	2,379	2,155	2,160	2,205	9.8%	-1.4%
Growth rate	1.9%	-9.4%	0.2%	2.1%
Consumer Price Index (2002=100)	115.9	115.7	117.6	119.7	2.5%	1.6%
Growth rate	3.0%	-0.2%	1.6%	1.8%
Corporation Profits Before Taxes ($ millions)	3,188	2,248	2,634	2,870	4.6%	-1.3%
Growth rate	5.6%	-29.5%	17.2%	9.0%

					CAGR	CAGR
					2002-	2007-
	2008	2009	2010	2011	2006	2011
Business Investment ($ millions, excluding residential)	3,133	3,361	3,536	3,666	-2.7%	2.6%
Growth rate	-5.2%	7.3%	5.2%	3.7%
Exports of goods and services ($ millions)	15,365	11,610	12,579	13,763	1.5%	-1.3%
Growth rate	6.0%	-24.4%	8.3%	9.4%
Imports of goods and services ($ millions)	22,509	20,780	21,826	22,431	2.5%	1.7%
Growth rate	7.5%	-7.7%	5.0%	2.8%
Population (‘000s July 1)	936.6	938.2	937.2	934.4	0.1%	0.0%
Growth rate	0.1%	0.2%	-0.1%	-0.3%
Labour Force (‘000s annual average)	491.0	498.8	501.3	504.9	0.7%	0.9%
Growth rate	0.9%	1.6%	0.5%	0.7%
Participation Rate (per cent, annual average)	63.9%	64.6%	64.7%	65.2%	63.2%	64.4%
Percentage change	0.2%	0.7%	0.2%	0.5%
Employment (‘000s, annual average)	453.2	452.8	458.0	459.4	1.1%	0.7%
Growth rate	1.3%	-0.1%	1.2%	0.3%
Unemployment Rate (per cent, annual average)	7.7%	9.2%	8.6%	9.0%	8.8%	8.5%
Percentage change	-0.3%	1.5%	-0.6%	0.4%
CAGR — Compound Annual Growth Rate
Canada’s Economic Performance and Outlook — Key Indicators

	2002	2003	2004	2005	2006	2007
Nominal Gross Domestic Product at Market Prices ($ millions)	1,152,905	1,213,175	1,290,906	1,373,845	1,449,215	1,532,944
Growth rate	4.0%	5.2%	6.4%	6.4%	5.5%	5.8%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	1,152,905	1,174,592	1,211,239	1,247,807	1,283,419	1,315,907
Growth rate	2.9%	1.9%	3.1%	3.0%	2.9%	2.5%
Personal Income ($ millions)	898,843	931,773	984,164	1,035,586	1,106,195	1,170,715
Growth rate	2.6%	3.7%	5.6%	5.2%	6.8%	5.8%
Personal Expenditure on Consumer Goods and Services ($ millions)	655,722	686,552	719,917	758,966	801,211	850,921
Growth rate	5.7%	4.7%	4.9%	5.4%	5.6%	6.2%
Retail Sales ($ millions)	319,525	331,143	346,721	366,171	389,485	412,037
Growth rate	6.3%	3.6%	4.7%	5.6%	6.4%	5.8%
Residential Investment ($ millions)	65,651	72,714	82,965	89,604	98,099	108,050
Growth rate	19.1%	10.8%	14.1%	8.0%	9.5%	10.1%
Consumer Price Index (2002=100)	100.0	102.8	104.7	107.0	109.1	111.5
Growth rate	2.2%	2.8%	1.8%	2.2%	2.0%	2.2%
Corporation Profits Before Taxes ($ millions)	135,229	144,501	168,219	186,585	196,130	204,131
Growth rate	6.4%	6.9%	16.4%	10.9%	5.1%	4.1%
Business Investment ($ millions, excluding residential)	130,934	135,376	146,790	165,992	185,294	194,196
Growth rate	-2.9%	3.4%	8.4%	13.1%	11.6%	4.8%
Exports of goods and services ($ millions)	479,185	462,473	495,980	519,435	524,358	534,557
Growth rate	-0.7%	-3.5%	7.2%	4.7%	0.9%	1.9%
Imports of goods and services ($ millions)	428,301	416,856	440,314	468,270	487,757	504,618
Growth rate	2.3%	-2.7%	5.6%	6.3%	4.2%	3.5%
Population (‘000s July 1)	31,353.7	31,639.7	31,940.7	32,245.2	32,576.1	32,932.0
Growth rate	1.1%	0.9%	1.0%	1.0%	1.0%	1.1%
Labour Force (‘000s annual average)	16,579.3	16,958.5	17,182.3	17,342.6	17,592.8	17,945.8
Growth rate	2.9%	2.3%	1.3%	0.9%	1.4%	2.0%
Participation Rate (per cent, annual average)	66.9%	67.5%	67.5%	67.2%	67.2%	67.6%
Percentage change	1.0%	0.6%	0.0%	-0.3%	0.0%	0.4%
Employment (‘000s, annual average)	15,310.4	15,672.3	15,947.0	16,169.7	16,484.3	16,866.4
Growth rate	2.4%	2.4%	1.8%	1.4%	1.9%	2.3%
Unemployment Rate (per cent, annual average)	7.7%	7.6%	7.2%	6.8%	6.3%	6.0%
Percentage change	0.5%	-0.1%	-0.4%	-0.4%	-0.5%	-0.3%
CAGR — Compound Annual Growth Rate

Canada’s Economic Performance and Outlook — Key Indicators (continued)

					CAGR	CAGR
					2002-	2007-
	2008	2009	2010	2011	2006	2011
Nominal Gross Domestic Product at Market Prices ($ millions)	1,600,081	1,527,670	1,599,259	1,684,911	5.9%	2.4%
Growth rate	4.4%	-4.5%	4.7%	5.4%
Real Gross Domestic Product at Market Prices (chained 2002 $ millions)	1,321,360	1,286,431	1,321,077	1,361,869	2.7%	0.9%
Growth rate	0.4%	-2.6%	2.7%	3.1%
Personal Income ($ millions)	1,226,585	1,232,403	1,268,209	1,326,911	5.3%	3.2%
Growth rate	4.8%	0.5%	2.9%	4.6%
Personal Expenditure on Consumer Goods and Services ($ millions)	891,197	896,737	921,846	963,329	5.1%	3.2%
Growth rate	4.7%	0.6%	2.8%	4.5%
Retail Sales ($ millions)	426,047	413,290	429,119	450,356	5.1%	2.2%
Growth rate	3.4%	-3.0%	3.9%	4.9%
Residential Investment ($ millions)	108,175	99,734	103,923	107,872	10.6%	0.0%
Growth rate	0.1%	-7.8%	4.2%	3.8%
Consumer Price Index (2002=100)	114.1	114.4	116.5	119.3	2.2%	1.7%
Growth rate	2.3%	0.3%	1.8%	2.4%
Corporation Profits Before Taxes ($ millions)	215,799	144,213	175,796	192,848	9.7%	-1.4%
Growth rate	5.7%	-33.2%	21.9%	9.7%
Business Investment ($ millions, excluding residential)	200,998	172,271	177,121	184,903	9.1%	-1.2%
Growth rate	3.5%	-14.3%	2.8%	4.4%
Exports of goods and services ($ millions)	562,174	438,162	454,675	483,533	2.3%	-2.5%
Growth rate	5.2%	-22.1%	3.8%	6.3%
Imports of goods and services ($ millions)	536,792	464,015	479,701	499,462	3.3%	-0.3%
Growth rate	6.4%	-13.6%	3.4%	4.1%
Population (‘000s July 1)	33,327.3	33,739.9	33,640.1	33,910.7	1.0%	0.7%
Growth rate	1.2%	1.2%	-0.3%	0.8%
Labour Force (‘000s annual average)	18,245.1	18,369.0	18,607.8	18,831.1	1.5%	1.2%
Growth rate	1.7%	0.7%	1.3%	1.2%
Participation Rate (per cent, annual average)	67.8%	67.3%	67.3%	67.3%	67.3%	67.5%
Percentage change	0.2%	-0.5%	0.0%	0.0%
Employment (‘000s, annual average)	17,125.8	16,848.9.0	16,983.8	17,306.5	1.9%	0.6%
Growth rate	1.5%	-1.6%	0.8%	1.9%
Unemployment Rate (per cent, annual average)	6.1%	8.3%	8.7%	8.1%	7.1%	7.4%
Percentage change	0.1%	2.2%	0.4%	-0.6%
CAGR — Compound Annual Growth Rate